SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MakeMusic, Inc.

Name of Issuer

Common Stock, $.01 par value

Title of Class of Securities

56086P 20 2

CUSIP Number

December 31, 2008

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56086P 20 2

1	Name of Reporting Person: Walrus Partners, L.L.C. I.R.S. Identification No. of Above Person: 41-1863369

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person IA

CUSIP No. 56086P 20 2

Item 1.
	(a)	Name of Issuer The name of the issuer is MakeMusic, Inc.
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is: 7615 Golden Triangle Drive, Suite M Edina, MN 55344-3848

Item 2.
	(a)	Name of Person Filing. This statement is being filed by Walrus Partners, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Person is: 8014 Olson Memorial, #232 Golden Valley, MN 55427
	(c)	Citizenship. Minnesota
	(d)	Title of Class of Securities. Common Stock, $.01 par value
	(e)	CUSIP Number. 56086P 20 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
	(e)	☒	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
	(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)
	(h)	☐	Group, in accordance with §240.13d-1(b)(ii)(H)

CUSIP No. 56086P 20 2

Item 4.	Ownership
(a) Amount beneficially owned: 0
(b) Percent of class: 0% based upon 4,635,529 shares of the Issuer outstanding as of October 15, 2008 as reported in its Annual Report on Form 10-Q for the quarter ended September 30, 2008.
(c) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Walrus Partners, L.L.C. (“Walrus”) is an investment adviser registered with the State of Minnesota and as such, it may be deemed to possess sole voting and dispositive power over the securities of the Issuer described in this Amendment No. 1 to Schedule 13G held by its investment advisory clients.  However, all securities reported in this schedule are owned by Walrus’ clients.  Not more than 5% of the common stock of the Issuer is beneficially owned by any one client whom Walrus advises.  Walrus disclaims beneficial ownership of any securities held by its investment advisory clients.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 56086P 20 2

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	WALRUS PARTNERS, L.L.C.

/s/ R. Russell Last
	By:	R. Russell Last
	Its:	President